January 3, 2013
VIA EDGAR SUBMISSION

Ms. Suzanne Hayes
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.; mail stop 4561
Washington, D.C. 20549
U.S.A.

Re:	Banco Santander (Brasil) S.A.
Form 20-F for Fiscal Year Ended December 31, 2011
Filed March 30, 2012
Form 6-K filed October 25, 2012
File No. 001-34476

Dear Ms. Hayes:

On behalf of Banco Santander (Brasil) S.A. (“Santander Brasil” or the “Bank”), we acknowledge receipt by Santander Brasil of the letter dated December 28, 2012 (the “Comment Letter”) of the Staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission regarding the above referenced Annual Report on Form 20-F and Form 6-K of Santander Brasil.

Santander Brasil is working to respond to the Comment Letter. However, the Bank has advised us that it will require additional time to consider and respond to the Staff’s comments. Accordingly, on behalf of Santander Brasil, we respectfully request an extension of time to respond to the Comment Letter to February 5, 2013.

We are grateful for the Staff’s accommodation in this matter. Please do not hesitate to call me at (212) 450-4950 with any questions you may have.

Very truly yours, /s/ Nicholas A. Kronfeld Nicholas A. Kronfeld cc: Marco Araujo, Banco Santander (Brasil) S.A.
cc: José Eduardo Fernandes, Banco Santander (Brasil) S.A.